Mail Stop 4561

June 5, 2006

VIA USMAIL and FAX (604) 980-6675

Ms. Tammy-Lynn McNabb
Chief Executive Officer, Chief Financial Officer
Vitasti, Inc.
100-1001 Churchill Crescent
North Vancouver, B.C., Canada V7P 1T2

     Re: Vitasti, Inc.
              Form 10-KSB for the year ended 12/31/2004
              Filed on 4/15/2005
              File No. 000-26673

Dear Ms. Tammy-Lynn McNabb:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Cicely LaMothe
                       Branch Chief